UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13D-102)

Under the Securities Exchange Act of 1934
(Amendment No.  14)

STMicroelectronics N.V.

(Name of Issuer)

Common Shares, nominal value €1.04 per share

(Title of Class of Securities)

861012102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person STMicroelectronics Holding N.V. (“ST Holding”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power NONE

	6	Shared Voting Power 250,704,754 (See Item 4(a) and Exhibit 1)

	7	Sole Dispositive Power NONE

	8	Shared Dispositive Power 250,704,754 (See Item 4(a) and Exhibit 1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,704,754

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 27.5%*

12	Type of Reporting Person* HC

13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person FT1CI

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power NONE

	6	Shared Voting Power 250,704,754 (See Item 4(a) and Exhibit 1)

	7	Sole Dispositive Power NONE

	8	Shared Dispositive Power 250,704,754 (See Item 4(a) and Exhibit 1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,704,754

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 27.5%*

12	Type of Reporting Person* HC

13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ministero dell’Economia e delle Finanze (“Ministry of the Economy and Finance”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power NONE

	6	Shared Voting Power 250,704,754 (See Item 4(a) and Exhibit 1)

	7	Sole Dispositive Power NONE

	8	Shared Dispositive Power 250,704,754 (See Item 4(a) and Exhibit 1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,704,754

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 27.5%*

12	Type of Reporting Person* CO

13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Bpifrance Participations (“Bpifrance”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power NONE

	6	Shared Voting Power 250,704,754 (See Item 4(a) and Exhibit 1)

	7	Sole Dispositive Power NONE

	8	Shared Dispositive Power 250,704,754 (See Item 4(a) and Exhibit 1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,704,754

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 27.5%*

12	Type of Reporting Person* CO

13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Commissariat à l’Énergie Atomique et aux Énergies Alternatives (“CEA”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power NONE

	6	Shared Voting Power 250,704,754 (See Item 4(a) and Exhibit 1)

	7	Sole Dispositive Power NONE

	8	Shared Dispositive Power 250,704,754 (See Item 4(a) and Exhibit 1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,704,754

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 27.5%*

12	Type of Reporting Person* CO

Item 1(a).	Name of Issuer: STMicroelectronics N.V. (the “Company”)
Item1(b).	Address of Issuer’s Principal Executive Offices: WTC Schiphol Airport Schiphol Boulevard 265 1118 BH Schiphol The Netherlands

Item 2(a).

Name of Persons Filing:
During 2016 the members of the Group of STMicroelectronics N.V. shareholders consisted of:

(i) ST Holding

(ii) FT1CI

(iii) Ministero dell’Economia e delle Finanze

(iv) Bpifrance Participations

(v) CEA

Item 2(b).

Address of Principal Business Office, or if none, Residence:
(i) STMicroelectronics Holding N.V.

Weena 210-212

3012 NJ Rotterdam

The Netherlands

(ii) FT1CI

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex France

(iii) Ministero dell’Economia e delle Finanze

via XX Settembre, 97

00187 Rome

Italy

(iv) Bpifrance Participations

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(v) CEA

Siege

91191 Gif-sur-Yvette cedex

France

Item 2(c).	Citizenship: (i) The Netherlands (ii) France (iii) Italy (iv) France (v) France
Item 2(d).	Title of Class of Securities: Common Shares, nominal value €1.04 per Share
Item 2(e).	CUSIP Number: 861012102

Item 3.	Item 3 is not applicable.

Item 4(a).

Amount beneficially owned:

250,704,754 common shares held of record by STMicroelectronics Holding N.V. (“ST Holding”) on STMicroelectronics N.V.’s share registry.

ST Holding is jointly controlled by FT1CI and the Ministry of the Economy and Finance (see Exhibit 1 attached hereto).  FT1CI is controlled by Bpifrance and CEA.

Item 4(b).	Percent of class: 27.5% based upon 911,015,420 common shares issued as of October 1, 2016, as shown on STMicroelectronics N.V.’s share registry.
Item 4(c).	Number of shares as to which such person has: Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Item 5.	Ownership of Five Percent or Less of a Class.
Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Item 7 is not applicable.

Item 8.	Identification and Classification of Members of a Group
See attached Exhibit 1 for the identity of each member of the Group and a description of relevant shareholders’ agreements. See also, Item 4(a) above.

Item 9.	Notice of Dissolution of Group
Item 9 is not applicable.

Item 10.	Certification
Item 10 is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: STMicroelectronics Holding N.V.

9 February, 2017	9 February, 2017
(Date)	(Date)
/s/ Gabriele Pagnotta	/s/ Bertrand Loubert
(Signature)	(Signature)

Name:	Gabriele Pagnotta	Name:	Bertrand Loubert
Title:	Managing Director	Title:	Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: FT1CI

9 February, 2017
(Date)
/s/ Nicolas Dufourcq
(Signature)

Name:	Nicolas Dufourcq
Title:	President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Ministero dell’Economia e delle Finanze

9 February, 2017
(Date)
/s/ Antonio Turicchi
(Signature)

Name:	Antonio Turicchi
Title:	Director of Shareholdings and Privatizations

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:  Bpifrance Participations

9 February, 2017
(Date)
/s/ Nicolas Dufourcq
(Signature)

Name:	Nicolas Dufourcq
Title:	Chairman and CEO

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:  Commissariat à l’Énergie Atomique et aux Énergies Alternatives

9 February, 2017
(Date)
/s/ Christophe Gegout
(Signature)

Name:	Christophe Gegout
Title:	Chief Financial Officer